Bank of America Corporation (BAC)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673 , Redondo Beach, CA 90278.

Bank of America shareholder since 2013.

Make shareholder proxy access more accessible

Please vote for

Proposal 4: Make shareholder proxy access more accessible
Under our current restricted proxy access if 20 shareholder combined hold $8 Billion of company stock and are $1 short in owning 3% of company stock— they are totally out of luck. They cannot ask a 21st shareholder to join their ranks.

Under this proposal it is likely that the number of shareholders who participate in the aggregation process would still be a modest number due to the administrative burden on shareholders to qualify as one of the aggregation participants.

The introductory proxy letter from Brian Moynihan offers shareholders a donation to a charity if shareholders follows the “voting instructions.”

This “donation” offer could impact the vote regarding Proposal 4.

It is not clear whether management will make donations for shareholders if shareholders votes against Mr. Moynihan and for Proposal 4.

The annual meeting proxy does not instruct shareholders to vote against Mr. Moynihan and for Proposal 4.

The annual meeting is April 22.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote for Proposal 4 by following the instructions provided in the management proxy distribution.